PE 12/19/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

DIVISION OF
CORPORATION FINANCE



15005299

January 27, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public Availability: 1-27-15

Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated December 19, 2014

Dear Mr. McGawn:

This is in response to your letters dated December 19, 2014 and January 16, 2015 concerning the shareholder proposal submitted to Chipotle by the New York State Common Retirement Fund and the AFL-CIO Equity Index Fund. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Chipotle's intention to exclude the proposal from Chipotle's proxy materials solely under rule 14a-8(i)(9). We also have received a letter on the proponent's behalf dated January 7, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Chipotle may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

January 16, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of the State of New York Office of the State Comptroller, as trustee of the New York State Common Retirement Fund, and AFL-CIO Equity Index Fund
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 19, 2014, I submitted a letter (the "December 19, 2014 letter") on behalf of Chipotle Mexican Grill, Inc. (the "Company") informing the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy materials for its 2015 Annual Meeting of Shareholders (collectively, its "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from the State of New York Office of the State Comptroller, as trustee of the New York State Common Retirement Fund (the "Fund"), and from the AFL-CIO Equity Index Fund as a co-filer. The December 19, 2014 letter also requested that the Staff confirm that it will not recommend enforcement action if the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

By letter dated January 7, 2015, The Marco Consulting Group ("Marco Consulting"), a third party acting on the Fund's behalf, submitted a response to the December 19, 2014 letter, asserting that the relief sought in the December 19, 2014 letter should not be granted. For the reasons set forth in the December 19, 2014 letter and in this letter, the Company continues to believe that the Proposal may be excluded from the 2015 Proxy Materials and that the Company's request for no-action relief should be granted.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), the Company is submitting this letter via e-mail to shareholderproposals@sec.gov and is concurrently sending a copy of this correspondence via e-mail to the Fund.

BASIS FOR EXCLUSION

Marco Consulting argues that the Shareholder Proposal should not be excluded from the 2015 Proxy Materials, basing its arguments on the Staff's denials of no-action relief in *Citigroup, Inc.* (Feb. 5, 2013) and *Nabors Industries Ltd.* (March 26, 2013). However, as asserted in the December 19, 2014 letter and explained in further detail below, *Citigroup* and *Nabors Industries* are distinguishable from the instant case. Moreover, Staff precedent subsequent to *Citigroup* and *Nabors Industries* supports exclusion of the Shareholder Proposal based on Rule 14a-8(i)(9).

As Marco Consulting is well aware, having been one of the shareholder proponents in *Nabors Industries* and having represented the shareholder proponent in *Citigroup*, there were two arguments advanced in each of those instances in opposition to the companies' requests for exclusion based on Rule 14a-8(i)(9). In both of those cases, Marco Consulting's arguments were that (1) the recipient companies did not conclusively state that they were submitting the proposals on which their Rule 14a-8(i)(9) arguments were based; and (2) the policies sought in those cases were to be "implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect," purportedly avoiding any conflict with compensation plans for which shareholder approval was to be sought at the same meeting.

Marco Consulting's first argument is not applicable in this case; as noted in the December 19, 2014 letter, the 2015 Proxy Materials will include a proposal seeking shareholder approval of the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan (the "Plan"), and inclusion of such a proposal in the 2015 Proxy Materials has been expressly confirmed by the Compensation Committee of the Company's Board of Directors. This is in contrast to the statements of the companies in *Citigroup* and *Nabors Industries*, which were more equivocal about the possible inclusion of a competing company proposal in those companies' proxy materials. It is curious that Marco Consulting finds this distinction to be "weak" given that in both *Citigroup* and *Nabors Industries*, it chose this issue as its lead argument in its letters arguing against exclusion under Rule 14a-8(i)(9), requesting that the SEC "require the [c]ompany to conclusively state if it is submitting such a proposal in order for it to rely on it as grounds for a request for a no-action letter." In any event, given the Company's clearly-stated commitment to including a proposal in its 2015 Proxy Materials to approve the Plan, there is no basis in the instant case for reliance on this aspect of *Citigroup* and *Nabors Industries*.

As a result, the only precedential basis to be found in *Citigroup* and *Nabors Industries* for the facts at issue here rests on the second argument set forth above - that is, that the language of the Shareholder Proposal, like the proposals in *Citigroup* and *Nabors Industries*, seeks a forward-looking policy to be developed after the meeting at which it is to be submitted to a vote, which purportedly precludes any conflict between the Shareholder Proposal and the Company's proposal. Indeed, in its January 7, 2015 letter, Marco Consulting asserts "that the same reasoning [as in *Citigroup* and *Nabors Industries*] applies to the [p]roposal at hand." Marco Consulting ignores, however, that under precedent more recent than *Citigroup* and *Nabors Industries*, the Staff has now rejected the argument that conflict with a company's proposal can be avoided merely by formulating the policy sought by a shareholder proposal as a forward-looking one not applicable to the company plan being proposed for approval at the same meeting. *See Sysco Corporation* (September 20, 2013).

In *Sysco Corporation*, the company sought exclusion under Rule 14a-8(i)(9) of a precatory shareholder proposal encouraging the adoption of a policy limiting the acceleration of vesting, in the event of a change in control, of equity compensation awards granted to Sysco's named executive officers, whereas the company was proposing for shareholder approval a plan expressly providing for such acceleration of vesting. The shareholder proposal in *Sysco Corporation* included language stating that the policy "should be implemented after the 2013 annual meeting of shareholders so as not to violate . . . the terms of any compensation or benefit plan . . . being voted on at the 2013 annual shareholders meeting." That language is substantively the same as the language in the Shareholder Proposal stating that the policy being advanced should be "implemented so as not to violate . . . the terms of any compensation or benefit plan currently in effect." The proponent in *Sysco Corporation* argued - just as Marco Consulting does here - that the language of its proposal precluded exclusion under Rule 14a-8(i)(9), noting that the proposal "explicitly states its consideration by the board would come after the annual meeting, where the management proposal on [Sysco's] 2013 Long-Term Incentive Plan ('LTIP') will be proposed." The SEC rejected this argument, accepting Sysco's view that the proposal directly conflicted with the company's intended proposal to approve its long-term incentive plan.

The language on which the *Sysco Corporation* proponent based its argument against exclusion was presumably an explicit attempt to avoid exclusion of its proposal under Rule 14a-8(i)(9). That language notwithstanding, the Staff declined to find that the proposal avoided a conflict under Rule 14a-8(i)(9), just as we are urging here. There is no substantive difference between a proposal's urging the adoption of a policy on executive compensation matters "after the . . . annual meeting of shareholders so as not to violate . . . the terms of any compensation plan" being voted on at the meeting, and a proposal's urging adoption of a policy on executive compensation matters that "should be implemented so as not to violate . . . the terms of any compensation or benefit plan currently in effect." As a result, we respectfully submit that, to the extent *Citigroup* and *Nabors Industries* support the proposition that inclusion of this type of "future applicability" language saves a shareholder proposal from exclusion under Rule 14a-8(i)(9), that precedent has been superseded by the more recent determination of the Staff in *Sysco Corporation*.

Notably, the position accepted by the Staff in *Sysco Corporation* is consistent with other no-action letters that involved similar counterarguments by shareholder proponents advancing proposals seeking restrictions on equity compensation plan terms. *See, e.g., McKesson Corp.* (May 1, 2013) (Staff concurred with exclusion under Rule 14a-8(i)(9) even though the shareholder argued that there was no conflict between the company's proposed stock plan and the shareholder proposal because, if the proposal for adoption of the company plan were approved by shareholders, <u>the contractual rights of future grantees would be fixed, while the policy suggested in the proposal would not be developed until after the meeting</u>); *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013) (Staff concurred with exclusion under Rule 14a-8(i)(9) even though the proponent argued that its proposal did not conflict with the company's proposed long-term incentive plan because the shareholder proposal constituted "a suggestion for the board to weigh <u>after the 2013 annual meeting</u>," and therefore <u>the effective date of the proposed policy would be subsequent to the effective date of the company plan submitted for shareholder approval</u>). In other words, the Staff has repeatedly rejected the argument that a shareholder can avoid exclusion under Rule 14a-8(i)(9) of a proposal seeking a policy to impose restrictions on a company's equity compensation plans or awards by simply structuring its proposed policy as forward-looking or applicable only in the future.

Moreover, even if there were a substantive difference between the "future applicability" language from the shareholder proposal in *Sysco Corporation* and the corresponding language in the Shareholder Proposal, the language of the Shareholder Proposal simply does not avoid a conflict with the Company's proposal to approve the Plan. The Shareholder Proposal indicates that the policy it promotes should be implemented so as not to "violate" (in other words, conflict with) the terms of any compensation or benefit plan "currently in effect," and the Plan is not currently in effect. Contrary to Marco Consulting's contention that the Plan is currently in effect, the Plan to be proposed for approval in the 2015 Proxy Materials will be considerably different from the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan, which <u>*is*</u> currently in effect.[1] Furthermore,

---

[1] In addition to increasing the number of shares of the Company's common stock available under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan, the Plan to be presented for shareholder approval will include a broader definition than the 2011 Stock Incentive Plan of persons eligible to receive awards; will include provisions not included in the 2011 Stock Incentive Plan related to the exercisability of vested stock options and stock appreciation rights; will include definitions of fair market value and change in control that are different from those included in the 2011 Stock Incentive Plan; and will authorize the Compensation Committee of the Company's Board of Directors to establish special rules in order to comply with legal and tax law requirements for grants of awards outside the United States, a provision not included in the 2011 Stock Incentive Plan. Importantly, shareholder approval of the Plan would also constitute approval of the broadly-stated performance goals in the Plan for purposes of Section 162(m) - an approach with which the supporting statement submitted with the Shareholder Proposal takes issue, describing this as a "potpourri" of metrics that does not inspire shareholder confidence.

the Plan cannot be and will not be implemented unless and until it is approved by shareholders at the Company's 2015 Annual Meeting of Shareholders. Accordingly, the Plan cannot be accurately described as "currently in effect" until after the annual meeting (and even then, will only be "in effect" assuming shareholder approval of the Plan is obtained at the meeting).

And in fact, that helps to illustrate the potential for inconsistent and ambiguous results that would exist if both the Shareholder Proposal and the Plan were put to a vote at the Company's 2015 Annual Meeting. If both proposals were approved, it would be impossible for the Company to determine whether approval of both proposals indicates that shareholders *only* approve the Plan subject to implementation of changes necessary to bring the Plan within the confines of the policy for which the Shareholder Proposal advocates? If so, how should those provisions be implemented given that they are inconsistent with the terms of the Plan that shareholders also approved? Alternatively, if both proposals were approved, perhaps that would be an indication that only *future* equity compensation plans should be subject to the policy being sought in the Shareholder Proposal? But the Company would have no way of knowing if that were in the intent. Indeed, it would also be possible that approval of both proposals was simply an indication that shareholders failed to understand one or both proposals, given that they are in direct conflict, insofar as the policy sought by the Shareholder Proposal, as explained in my December 19, 2014 letter, would require a substantially more limited scope of discretion for the Compensation Committee of the Company's Board of Directors in making equity awards than the wide discretion conveyed in the Plan. We respectfully suggest that these are precisely the sort of uncertainties that Rule 14a-8(i)(9) is designed to avoid, and that is why the rule justifies exclusion of the Shareholder Proposal from the Company's 2015 Proxy Materials.

Finally, we believe that in other cases considering whether a shareholder proposal seeking a policy restricting the terms of, or setting specific terms for, equity compensation awards conflicts with a company proposal seeking approval of a compensation plan with different terms, the Staff has correctly concluded that shareholders are voting on a policy matter. The policy matter that shareholders are voting on in this case is whether in submitting an equity compensation plan for shareholder approval, the Company should be required to specify awards to senior executive officers that will result from performance, or whether the plan should reserve discretion to the Compensation Committee of the Company's Board of Directors (or other plan administrator) to set the terms of such awards at a later date. As discussed by the company in *Sysco Corporation*, it is the constraints imposed by the shareholder-proposed policy, not the timing of the policy's implementation, that is the crux of the proposal. The constraints on equity compensation plan terms called for in the Shareholder Proposal, as a policy matter, clearly conflict with the Company's proposal calling for shareholder approval of the Plan, which contains provisions that are exactly what the Shareholder Proposal is designed to avoid. Inclusion of both the Company's proposal and the Shareholder Proposal in the 2015 Proxy Materials would, therefore, present alternative and conflicting decisions of shareholders and would create the potential for inconsistent and ambiguous results.

CONCLUSION

For the foregoing reasons, as well as those addressed in the December 19, 2014 letter, we believe that the Shareholder Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(9). Accordingly, we respectfully reiterate our request that the Staff confirm that it would not recommend enforcement action if the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.



Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Gianna McCarthy, State of New York Office of the State Comptroller
(via e-mail to gmccarthy@osc.state.ny.us)
Maureen Madden, State of New York Office of the State Comptroller
(via e-mail to mmadden@osc.state.ny.us)
Maureen O'Brien, Marco Consulting Group
(via e-mail to Obrien@marcoconsulting.com)



THE
MARCO
CONSULTING GROUP

January 7, 2015

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Chipotle Mexican Grill, Inc. by the Comptroller of the State of New York, Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund and the AFL-CIO Equity Index Fund

Ladies and Gentlemen:

This letter is submitted on behalf of the New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund, as the lead filer, and the AFL-CIO Equity Index Fund, as a co-filer, (hereinafter jointly referred to as the "Proponents") in response to a December 19, 2014 letter from Chipotle Mexican Grill, Inc. (the "Company") which seeks to exclude from its proxy materials for its 2015 annual meeting of shareholders the Proponents' precatory shareholder proposal (the "Proposal").

That Proposal urges the Company's Compensation Committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will "specify the awards to senior executive officers only that will result from performance" and will require "shareholder approval of quantifiable performance metrics, numerical formulas, and payout schedules ("performance standards") for at least a majority of awards." This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with the Company's own proposal to adopt the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan ("the Plan") that will be submitted to shareholders at the 2015 annual meeting.

Proponents respectfully submit that proposals virtually identical to the Proposal have already been found by the Staff to not violate Rule 14a-8(i)(9) and thus the relief sought by the

Company should be denied because of that precedent. *See Citigroup Inc.* (February 5, 2013) and *Nabors Industries, Ltd.* (March 26, 2013).

In both *Citigroup Inc.* and *Nabors Industries, Ltd.* the no action letter requests argued that the compensation plans the respective companies might have submitted directly conflicted with the proposals in question. The proponents of those proposals argued that the management proposals would not be in conflict because:

> The precatory [p]roposal's RESOLVED section clearly and plainly states that the policy it is urging the [c]ommittee to adopt 'should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.' <u>If passed by shareholders, the management proposal would constitute 'a compensation or benefit plan currently in effect'</u> and thus be exempt from any policy that the [c]ommittee may develop <u>after</u> the meeting in response to the [p]roponent's precatory proposal.

See Citigroup Inc., supra, p. 6 of the proponents' January 10, 2013 letter; *Nabors Industries, Ltd., supra*, p. 2 of the proponents' February 19, 2013 letter (emphasis in originals). In both instances, the SEC staff concluded that the proposals were not in conflict and, thus, may not be excluded.

Proponents respectfully submit that the same reasoning applies to the Proposal at hand. The only difference between the Proposal and those cited above, is that, in accordance with the decision in *McKesson Corporation* (June 6, 2014), the phrases "to senior executives only" and "to senior executive officers" were inserted as a modifier to "awards" in the Resolved section of the underlying Proposal. But for this clarifying distinction, the Proposal remains identical to those submitted and allowed in both *Citibank Inc., supra* and *Nabors Industries, Ltd., supra.* That minor addition has no impact on the Rule 14a-8(i)(9) issue.

The Company's letter attempts to distinguish *Citigroup Inc.* and *Nabors Industries, Ltd* on the grounds that the Company has expressly confirmed that it will submit the Plan for approval, where the other companies did not. The distinction, however, is weak and, at most, simply procedural. At the time of the no-action contest in *Citigroup*, the company had not made a final decision whether it would submit its plan and, similarly, in *Nabors Industries,* the company referenced only its "current intent to submit." *Citibank Inc., supra* and *Nabors Industries, Ltd., supra*. Although the proponents in both cases requested that the SEC instruct the companies to confirm that company plans would, indeed, be submitted, the SEC did not grant those requests. However, such company plans were subsequently submitted. *See Citigroup Inc., supra,* p.88 of the company's Definitive Proxy Statement filed with the SEC on March 14, 2013; *Nabors Industries, Ltd,* p. 41 of the company's Definitive Proxy Statement filed with the SEC on April 30, 2013. These minor discrepancies do not rise to the level of presenting a bar to the presentation of this Proposal.

Proponents further contend that the Plan that will be voted on at the 2015 annual meeting has been in effect since 2011 and the performance standards recited on page 2 of the Company's letter are identical to the performance standards enumerated in paragraph 8, Exhibit A-9 to the Company's Definitive Proxy Statement filed on April 6, 2011 with the SEC. Since the policy sought in the Proposal cannot be developed by the Company's Compensation Committee until <u>after</u> the 2015 annual meeting, and the policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect, the Proposal does not conflict with the Plan in its current or restated version.

Given the direct precedent established by *Citigroup Inc.* and *Nabors Industries, Ltd.*, the Proponents submit that the relief sought in the Company's no action letter should be denied.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Michael McGawn
Gianna McCarthy, Director of Corporate Governance



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

December 19, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of the State of New York Office of the State Comptroller, as trustee of the New York State Common Retirement Fund
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, its "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from the State of New York Office of the State Comptroller, as trustee of the New York State Common Retirement Fund (the "Fund"), and from the AFL-CIO Equity Index Fund as a co-filer.

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2015 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to the Fund. Also included herewith are copies of the Shareholder Proposal (Exhibit A).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent of a shareholder proposal pursuant to Rule 14a-8 is required to send the subject company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Fund that if the Fund or its representatives elect to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> Resolved: Shareholders of Chipotle Mexican Grill (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards to senior executive officers only that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the senior executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes

> should not be disclosed in advance, they can be used for the non-majority of awards to the senior executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the Company's 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting").

DISCUSSION

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this exclusion to be available. Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Company will include in the 2015 Proxy Materials, and present for shareholder approval at the 2015 Annual Meeting, a proposal to adopt the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan (the "Plan"), under which the Company will be authorized to make grants of equity-based awards to Company employees, including the Company's named executive officers. The Company is including the proposal to adopt the Plan in order to increase the number of shares authorized for issuance under the Plan, to expand the categories of persons who may receive awards under the Plan, to approve the performance goals under the Plan for purposes of Section 162(m) of the Internal Revenue Code, and to make administrative changes to the Plan.

The Plan will provide broad discretion to the Compensation Committee of the Company's Board of Directors to determine "the amount, type and other terms and conditions" of awards made under the Plan, and will not provide for any specific award amounts to any specific employees, including any of the Company's named executive officers. Furthermore, the Plan will include the following provisions relating to performance standards applicable to awards to be made under the Plan:

> The Performance Measures that will be used to establish Performance Goals shall be based on attaining specific levels of performance (either alone or in any combination, and may be expressed with respect to the Company (and/or one or more of its Subsidiaries, divisions or operating units or groups or any combination of the foregoing), and may include any of the following as the Committee may determine: revenue growth; cash flow; cash flow from operations; net income; net income before equity compensation expense; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from continuing operations; net asset turnover; inventory turnover; capital expenditures; income from operations; income from operations excluding non-cash related entries; income from operations excluding non-cash adjustments; income from operations before equity compensation expenses; income from operations

> excluding equity compensation expense and lease expense; operating cash flow from operations; income before income taxes; gross or operating margin; restaurant-level operating margin; profit margin; assets; debt; working capital; return on equity; return on net assets; return on total assets; return on capital; return on investment; return on revenue; net or gross revenue; comparable restaurant sales; new restaurant openings; market share; economic value added; cost of capital; expense reduction levels; safety record; stock price; productivity; customer satisfaction; employee satisfaction; and total shareholder return. For any Plan Year, Performance Measures may be determined on an absolute basis or relative to internal goals or relative to levels attained in years prior to such Plan Year or related to other companies or indices or as ratios expressing relationships between two or more Performance Measures.

The Plan will not include any specific awards to result from performance, nor any numerical formulas or payout schedules for any awards. The Shareholder Proposal, which seeks the adoption of a policy that would require inclusion in the Plan of the specific awards that will result from performance, including specification of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the senior executive officers, directly conflicts with the above-referenced provisions of the Plan, which would provide wide latitude to the Compensation Committee to make awards and to choose performance metrics applicable to any particular award and would not specify any particular awards resulting from performance. Because the Shareholder Proposal requests that the Company adopt a policy that would require inclusion in any equity plan of items that are not included in the Plan, the Shareholder Proposal presents a direct conflict with the Company's proposal seeking shareholder approval of the Plan. Thus, if the Shareholder Proposal were included in the 2015 Proxy Materials, an affirmative vote on both the Shareholder Proposal and the Company's proposal would lead to an inconsistent, alternative, ambiguous and conflicting mandate from shareholders.

The Staff has consistently permitted companies to exclude from their proxy statements shareholder proposals that seek to impose limitations or terms on incentive awards to senior executives that conflict with the terms of company-proposed equity compensation plans. *See, e.g., Charles Schwab Corp.* (January 19, 2010) (concurring in the omission of a proposal requiring use of specified equity awards and performance measures as conflicting with a company proposal including different awards and performance measures); *Abercrombie & Fitch* (May 2, 2005) (concurring in the omission of a proposal requesting that management adopt a policy requiring stock option vesting to be performance-based as conflicting with a company incentive plan proposal that allowed for time-based vesting of stock options); *Crown Holdings, Inc.* (February 4, 2004) (concurring in the omission of a proposal requesting management to consider terminating future stock options to top five executives as conflicting with a company proposal to implement a stock option plan for senior executives); *AOL Time Warner Inc.* (March 3, 2003) (concurring in the omission of a proposal requesting a prohibition on issuing additional stock options to senior executives as conflicting with a company stock option plan proposal that permitted grants of stock options to employees, including senior executives); *Baxter International, Inc.* (January 6, 2003) (concurring in the omission of a proposal to prohibit future stock option grants to senior executives as conflicting with a company proposal to implement an incentive compensation plan providing for stock option grants to, among others, senior executives).

Additionally, the Company believes that this no-action request is distinguishable from the requests submitted by *Citigroup, Inc.* (February 5, 2013) and *Nabors Industries Ltd.* (March 26, 2013). In *Citigroup*, the company stated that it "has still not yet made it [sic] final decision regarding whether it will submit its proposal." Likewise, in *Nabors Industries*, the company stated only that it had a "current intent to submit" its proposal for shareholder approval of a competing plan. In contrast, the Company's Compensation Committee has expressly confirmed, and therefore we have unequivocally stated above, that the Company "will" submit the Plan for shareholder approval at the 2015 Annual Meeting. Moreover, neither of the no-action letter requests submitted by Nabors Industries or Citigroup made the principal argument being made herein: that the proposal at issue would conflict with the equity plan being submitted by the company for approval because the proposal seeks a policy requiring *the inclusion in the subject company's equity plans of the specific awards that will result from performance*, while the plan being proposed by the company would *omit the specific awards that would result from performance* and instead would give the compensation committee latitude to make awards without first obtaining subsequent shareholder approval. The no-action letter requests from Citigroup and Nabors Industries focused instead on the inclusion in the shareholder proposals at issue in those cases of requests for "payout schedules," "numerical formulas" and "quantifiable performance metrics" and the conflicts those presented with each company's proposed plan. Because the Company has unambiguously stated that it will include a proposal to adopt the Plan in its 2015 Proxy Materials, and because the Shareholder Proposal requests inclusion of specific awards in any plan to be approved by shareholders and the Plan includes no such specifics, the *Citigroup* and *Nabors Industries* no-action requests are inapplicable and the Shareholder Proposal is excludable under Rule 14a-8(i)(9).

As demonstrated by the no-action letters cited above, the Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where such proposals (i) seek specific equity compensation awards or award terms, and (ii) such specific awards or award terms are omitted from or conflict with the terms of company-sponsored equity compensation plans to be approved at the same shareholder meeting. That is the case here, and the Company believes that allowing a vote on both proposals would result in shareholders facing alternative and conflicting decisions in light of the Shareholder Proposal's direct conflict with the Plan.

CONCLUSION

For the foregoing reasons, we believe that the Shareholder Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(9). Accordingly, we respectfully request that the Staff confirm that it would not recommend enforcement action if the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.



Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Gianna McCarthy, State of New York Office of the State Comptroller
(via e-mail to gmccarthy@osc.state.ny.us)

Maureen Madden, State of New York Office of the State Comptroller
(via e-mail to mmadden@osc.state.ny.us)
Maureen O'Brien, Marco Consulting Group
(via e-mail to Obrien@marcoconsulting.com)

Exhibit A

THOMAS P. DINAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1343

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 17, 2014

Monty Moran
Co-Chief Executive Officer
and Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street – Suite 500
Denver, CO 80202

Dear Mr. Moran:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Chipotle Mexican Grill, Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Chipotle Mexican Grill, Inc. board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1343 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

Resolved: Shareholders of Chipotle Mexican Grill (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards to senior executive officers only that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the senior executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the senior executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2014 advisory vote on executive compensation received support from only 23 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 45 metrics including but not limited to: (i) revenue growth; (ii) cash flow; (iii) cash flow from operations; (iv) net income; (v) net income before equity compensation expense; (vi) earnings per share, diluted or basic; (vii) earnings per share from continuing operations, diluted or basic; (viii) earnings before interest and taxes; (ix) earnings before interest, taxes, depreciation, and amortization; (x) earnings from continuing operations.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

November 17, 2014

Mr. Monty Moran
Co-Chief Executive Officer and Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

Dear Mr. Moran:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Chipotle Mexican Grill, Inc. continuously for at least one year as of and including November 17, 2014.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 93,810 shares of common stock as of November 17, 2014 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Gianna McCarthy – NSYCRF
Eric Shostal - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 1289 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

CHEVY CHASE TRUST
INVESTMENT ADVISORS

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

Lynn M. Panagos
SENIOR MANAGING DIRECTOR

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

November 18, 2014

Chipotle Mexican Grill, Inc.
1401 Wynkoop Street
Suite 500
Denver, CO 80202
Attention: Corporate Secretary, Monty Moran

RE: AFL-CIO Equity Index Fund

Dear Corporate Secretary:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Chipotle Mexican Grill, Inc., (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting") as a co-filer with the New York State Common Retirement Fund. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of:

Maureen O'Brien
Director of Corporate Governance
Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, IL 60661
312-612-8446
obrien@marcoconsulting.com

Sincerely,



Lynn Panagos
Senior Vice President

Resolved: Shareholders of Chipotle Mexican Grill (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards to senior executive officers only that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the senior executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the senior executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2014 advisory vote on executive compensation received support from only 23 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 45 metrics including but not limited to: (i) revenue growth; (ii) cash flow; (iii) cash flow from operations; (iv) net income; (v) net income before equity compensation expense; (vi) earnings per share, diluted or basic; (vii) earnings per share from continuing operations, diluted or basic; (viii) earnings before interest and taxes; (ix) earnings before interest, taxes, depreciation, and amortization; (x) earnings from continuing operations.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

SEI New ways.
New answers.®

1 Freedom Valley Drive
P.O. Box 1100
Oaks, PA 19456
T 610 676 1000
seic.com

November 20th, 2014

Chipotle Mexican Grill, Inc.
1401 Wynkoop Street
Suite 500
Denver, CO 80202
Attention: Corporate Secretary, Monty Moran

RE: AFL-CIO Equity Index Fund

Dear Corporate Secretary:

Pursuant to a certain agreement between SEI Private Trust Company ("SPTC") and Chevy Chase Trust Company ("Chevy Chase"), Chevy Chase has engaged SPTC, a DTC participant, to serve as its subcustodian for certain assets of the AFL-CIO Equity Index Fund ("the Fund"). In that capacity, per SPTC's records, as of the close of business on November 18th, 2014, the Fund held 9,528 shares of Chipotle Mexican Grill, Inc. stock and the Fund has held at least 7,301 shares continuously for one year prior to November 18th, 2014.

Sincerely,



Kristina Young
Director
SEI Private Trust Company